RW	File:20040927RW-FY05Q1

Richardson Electronics, Ltd. 40W267 Keslinger Road P.O. Box 393 LaFox, Illinois 60147-0393

September 27, 2004

Via EDGAR and Federal Express

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
Mail Stop 03-09
Attn: David Ritenour

Re:	Richardson Electronics, Ltd. Registration Statement on Form S-4 File No. 333-113569

Dear Mr. Ritenour:

      Pursuant to Rule 477(a) of Regulation C under the Securities Act of 1933, as amended (the “Securities Act”), Richardson Electronics, Ltd., a Delaware corporation (the “Registrant”), hereby requests that the Registration Statement on Form S-4 (File No. 333-113569) initially filed with the Securities and Exchange Commission on March 12, 2004, as amended, together with all exhibits thereto (the “S-4 Registration Statement”), be withdrawn.

      The Registrant’s request is based on a number of factors, including unfavorable market conditions. We believe this withdrawal is consistent with the public interest and the protection of investors. The S-4 Registration Statement was never declared effective and no securities have been exchanged pursuant thereto.

      The Registrant respectfully requests, in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the S-4 Registration Statement be credited to the Registrant’s account for future use.

      We appreciate the time and effort expended by the Staff on our filing. Should you have any questions regarding this matter or if withdrawal of the S-4 Registration Statement will not be granted, please contact the undersigned at (630) 208-2210 or Randy Wang at Bryan Cave LLP, counsel to the Registrant, at (314) 259-2149.

Sincerely, /s/ William G. Seils William G. Seils Senior Vice President, General Counsel and Secretary

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